Exhibit 21

Subsidiaries of Preferred Apartment Communities, Inc.

Name	Jurisdiction of Formation
City Vista Mezzanine Lending, LLC	Delaware
Iris Crosstown Mezzanine Lending, LLC	Delaware
PAC Summit Crossing, LLC	Georgia
Preferred Apartment Communities Operating Partnership, L.P.	Delaware
Stone Rise Apartments, LLC	Delaware
Summit Crossing Mezzanine Lending LLC	Georgia
Trail Creek Apartments, LLC	Delaware
Trail Creek Mezzanine Lending, LLC	Delaware